Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06/30/11

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VII, LLC
Address: 3000 Sand Hill Road
               Bldg 3, Suite 240
               Menlo Park, CA 94025

Form 13F File Number: 28-11604

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: John A. Powell
Title: Manager
Phone: (650) 233-3505

Signature, Place, and Date of Signing:

/s/ John A. Powell

John A. Powell   Menlo Park, California   July 6, 2011
  Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

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FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers: -0-
Form 13F Information Table Entry Total: 1
Form 13F Information Table Value Total: $10,029
(Thousands)

List of Other Included Managers:

No. 13F File Number   Name

NONE

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INTEGRAL CAPITAL MANAGEMENT VII, LLC
FORM 13F INFORMATION TABLE
AS OF 06/30/11

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	VOTING AUTHORITY SHARED	VOTING AUTHORITY NONE
Avago	COM	SG9999006241	10,029	263,930	SH		Sole		263,930		
REPORT SUMMARY	1	DATA RECORDS	10,029	-	OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED						

</TABLE>